Exhibit 99.1

NEWS RELEASE

ROYAL BANK OF CANADA PROVIDES Q3 2012 SUPPLEMENTARY FINANCIAL INFORMATION UNDER NEW BUSINESS SEGMENTS

TORONTO, November 16, 2012 - Royal Bank of Canada (RY on TSX and NYSE) today announced that its Q3 2012 Supplementary Financial Information, which reflects the September 11, 2012 announcement of changes to its business segments for financial reporting purposes, is now available for download at www.rbc.com/investorrelations/ir_quarterly.html.

The historical financial information reflecting these business segment changes has no impact on previously reported consolidated financial information of Royal Bank of Canada.

Royal Bank of Canada will release its fourth quarter and 2012 year-end results and host an earnings conference call on November 29, 2012. For further information, please visit www.rbc.com/investorrelations.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements relating to the reporting of our business segments’ financial results. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could”, or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that other forward-looking statements, including the statements discussed above, will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors - many of which are beyond our control and the effects of which are difficult to predict - include: credit, market, operational, and liquidity and funding risks, and other risks discussed in the Risk management and Overview of other risks sections of our 2011 Annual Report and the Risk management section of our Q3 2012 Report to Shareholders; general business, economic and financial market conditions in Canada, the United States and certain other countries in which we conduct business, including the effects of the European sovereign debt crisis; the effects of changes in government fiscal, monetary, economic and other policies; the effects of competition in the markets in which we operate; the effects of changes in government fiscal, monetary, economic and other policies; changes to and new interpretations of risk-based capital and liquidity guidelines; the impact of changes in laws and regulations; our ability to attract and retain employees; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; and development and integration of our distribution networks. We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. Additional information about these and other factors can be found in our Q3 2012 Report to Shareholders and 2011 Annual Report.

Except as required by law, we do not undertake to update any forward-looking statement contained in this press release.

ABOUT RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, and are among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and investor services on a global basis. We employ approximately 80,000 full- and part-time employees who serve more than 15 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 51 other countries. For more information, please visit rbc.com.

Trademarks used in this release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license.

Investor Relations Contact

Robert Colangelo, Associate Director, Investor Relations, 416-955-2049, robert.colangelo@rbc.com

Media Relations Contact

Tanis (Robinson) Feasby, Director, Financial Communications, 416-955-5172, tanis.feasby@rbc.com